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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JUN 27 2002 WASH, D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-35606~~

8-37689

FV 6/28/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/01 (MM/DD/YY) AND ENDING 04/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rhodes Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 West Seventh Street, Suite 505
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jim Rhodes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rhodes Securities, Inc., as of April 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SANDRA T MASEK
NOTARY PUBLIC
State of Texas
Comm. Exp.02-15-2004

Sandra T. Masek
Notary Public

[signature]
Signature

President
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RHODES SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED APRIL 30, 2002

RHODES SECURITIES, INC.

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Rhodes Securities, Inc.

We have audited the accompanying statement of financial condition of Rhodes Securities, Inc., as of April 30, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rhodes Securities, Inc., as of April 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
May 30, 2002

RHODES SECURITIES, INC.
Statement of Financial Condition
April 30 ,2002

ASSETS

Cash	$ 95,589
Receivable from brokers and dealers	181,230
Property and equipment, at cost, net of accumulated depreciation of $14,762	6,845
Securities owned, not readily marketable	6,800
Note receivable-stockholder	46,912
Other assets	9,115
	$ 346,491

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 187,729
Income taxes payable	1,530
	189,259
Stockholders' Equity	
Preferred stock, no par value, 5,000,000 shares authorized, 67,890 shares of Series 1 issued, -0- shares outstanding. Redeemable at discretion of Company for $1 per share; dividends paid at discretion of Board of Directors	--
Common stock, no par value, 10,000,000 shares authorized, 99,000 shares issued, 95,997 shares outstanding, and 3,003 shares held in treasury	21,000
Additional paid-in capital	33,100
Less: Treasury stock, at cost	(20,000)
Retained earnings	123,132
Total stockholders' equity	157,232
	$ 346,491

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.

Statement of Income

For the Year Ended April 30, 2002

Revenues:	
Commissions	$ 1,591,489
Interest	101,649
	1,693,138
Expenses:	
Commissions paid registered representatives	1,177,128
Compensation of officers and employees	269,954
Commissions and clearance paid all other brokers	89,340
Communications	18,527
Occupancy and equipment costs	24,881
Promotional costs	14,331
Losses in error account and bad debts	4,346
Regulatory fees and expenses	23,393
Other	64,241
	1,686,141
Net income before income taxes	6,997
Provision for income taxes	1,534
Net income	$ 5,463

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended April 30, 2002

	Preferred Stock	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, April 30, 2001	$ 67,890	$ 21,000	$ 33,100	$ (87,890)	$ 117,669	$ 151,769
Retirement of preferred stock	(67,890)			67,890		--
Net income					5,463	5,463
Balance, April 30, 2002	$ --	$ 21,000	$ 33,100	$ (20,000)	$ 123,132	$ 157,232

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

For the Year Ended April 30, 2002

Balance, April 30, 2001	$	--
Additions		--
Retirements		--
Balance, April 30, 2002	$	--

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.

Statement of Cash Flows

For the Year Ended April 30, 2002

Cash flows from operating activities	
Net income	$ 5,463
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	2,028
Loss on disposal of assets	934
Changes in operating assets and liabilities:	
Increase in receivable from brokers and dealers	(87,017)
Decrease in income taxes receivable	5,946
Decrease in other assets	9,739
Increase in accounts payable and accrued expenses	70,618
Decrease in income taxes payable	(2,294)
Net cash provided by operating activities	5,417
Cash flows from investing activities	
Loans to stockholder	(35,412)
Net cash used by investing activities	(35,412)
Cash flows from financing activities	--
Net cash provided (used) by financing activities	--
Net decrease in cash	(29,995)
Beginning cash	125,584
Ending cash	$ 95,589
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ 2,294

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Notes to the Financial Statements
April 30, 2002

Note 1 - Summary of Significant Accounting Policies

Rhodes Securities, Inc. ("the Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii). The exemptive provisions provide that all the funds and securities belonging to customers are handled by a clearing broker-dealer. The Company's main office is located in Ft. Worth, Texas and a branch office is located in Oklahoma City, Oklahoma. Additionally, the Company has several offsite representatives located throughout its market area.

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis. Receivable from brokers and dealers is with the Company's clearing broker-dealer which is located in Richmond, Virginia.

Property and equipment are recorded at cost and consist of furniture, office equipment and leasehold improvements. Depreciation and amortization are computed using straight-line and accelerated methods over estimated useful lives of 5 to 7 years for furniture and office equipment and 31 years for leasehold improvements.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for Federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note 2 - Net Capital Requirements, continued

At April 30, 2002, the Company had net capital of approximately $83,560 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.26 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4- Concentration Risk

At April 30, 2002, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 5- Defined Contribution Plan

The Company has a qualified 401(k) and profit sharing plan which covers all employees meeting certain eligibility requirements. Employees may contribute as much as 20% of their compensation up to a maximum of $10,000 to the plan. The Company may make matching 401(k) contributions or profit sharing contributions at its sole discretion. Total plan costs aggregated $25,941 for the year ended April 30, 2002.

Note 6 - Commitments and Contingencies

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. This activity may expose the Company to off balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Management was neither aware, nor had it been notified of any potential indemnification loss at April 30, 2002.

Note 6 - Commitments and Contingencies, continued

The Company is involved in various lawsuits incidental to its securities business. Plaintiffs are alleging damages in excess of $10,000, plus unspecified damages. Management is vigorously defending against these allegations. The claims are being handled by legal counsel through the Company's insurance carrier.

The Company leases office space under a non-cancelable operating lease. The lease calls for base rent plus utilities and can be adjusted for increases in building operating expenses. Future minimum rentals are as follows:

Year ending April 30,	
2003	$ 9,545
2004	10,285
2005	862
	$20,692

Rental expense for the year ended April 30, 2002 aggregated $8,129.

Note 7 - Related Party Transactions

The Company has notes receivable from a stockholder with balances aggregating $46,912 at April 30, 2002. The notes are due on demand, bear interest between 2.50% and 3.17% per annum and are unsecured.

Supplemental Information

Pursuant to Rule 17A-5

of the Securities Exchange Act of 1934

as of

April 30, 2002

Schedule I

RHODES SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of April 30, 2002

Computation of Net Capital

Total ownership equity qualified for net capital		$ 157,232
Deductions and/or charges		
Non-allowable assets:		
Property and equipment	$ 6,845	
Securities owned, not readily marketable	6,800	
Note receivable-stockholder	46,912	
Other assets	9,115	(69,672)
Other deductions and/or charges		(4,000)
Net capital before haircuts on securities positions of accumulated depreciation of $14,762		83,560
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
		--
Net capital		$ 83,560

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 187,729
Income taxes payable	1,530
Total aggregate indebtedness	$ 189,259

Schedule I (continued)

RHODES SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of April 30, 2002

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	12,624
Minimum dollar net capital requirement of reporting broker or dealer	$	50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$	50,000
Net capital in excess of minimum required of accumulated depreciation of $14,762	$	33,560
Excess net capital at 1000%	$	64,634
Ratio: Aggregate indebtedness to net capital	2.26	to 1

Reconciliation with Company's Computation

Net capital per the Company's FOCUS IIA, April 30, 2002	$	85,834
Decrease in allowable assets		(2,935)
Decrease in accounts payable and accrued liabilities		661
Net capital per report pursuant to Rule 17a-5(d), April 30, 2002	$	83,560

Schedule II

RHODES SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities Exchange Commission
As of April 30, 2002

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing Corp.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended April 30, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Rhodes Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Rhodes Securities, Inc. (the "Company"), for the year ended April 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
May 30, 2002